Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund August 2009 Update
September 21, 2009

Supplement dated September 21, 2009 to Prospectus dated March 25, 2009
Class	August ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	1.1%	-8.4%	$76.7M	$1,438.6
B	1.1%	-8.8%	$724.4M	$1,238.6
Legacy 1	1.3%	-2.9%	$2.3M	$971.2
Legacy 2	1.3%	-3.0%	$2.2M	$970.2
GAM 1	1.1%	-1.7%	$2.7M	$983.1
GAM 2	1.1%	-1.8%	$2.4M	$981.7
GAM 3	0.9%	-2.7%	$15.1M	$972.9
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES
Grant Park’s Legacy and GAM portfolios began trading on April 1, 2009.

Sector Commentary

Agriculturals/Softs:   Grains prices generally declined in August.  Optimal weather in major U.S. farming regions supported views of future elevated supply, moving markets lower.  In the softs markets, sugar prices continued to climb as a result of weak supply forecasts from Brazil and India.

Currencies:  The Japanese yen and U.S. dollar rallied against many emerging currencies as volatility in the equity markets prompted investors to liquidate riskier assets.  The British pound weakened against most currencies as reports showed declining UK home prices in July.

Energies:  Elevated U.S. energy inventories led to declines in the natural gas markets throughout August.  Also adding to the decline in natural gas was speculation that industrial demand would remain low until the global recession abated.

Equities:   Several reports containing bullish economic data drove North American and European equity markets higher last month.  In China, equity markets declined as concerns over tighter lending restrictions weighed on investor confidence.

Fixed Income:  Weak investor confidence caused by short-term declines in the equity markets supported fixed-income markets last month.  Increased demand during recent Treasury auctions also played a role in moving debt markets higher.

Metals:  Base metals prices rallied in response to weakness in the U.S. dollar.  Improving industrial production figures from Europe also supported the base metals markets.  Nickel markets were among the biggest movers in the sector, moving more than 12% higher for the month.

Sincerely,

David Kavanagh
President
Enclosures

Daily fund performance is available on our website at www.grantparkfunds.com along with weekly commentary.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended August 31, 2009

STATEMENT OF INCOME

Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$2,973,194	$-55,614,197
Change In Unrealized Income (Loss)	11,809,767	23,894,034
Brokerage Commission	-346,748	-1,748,167
Exchange, Clearing Fee and NFA Charges	-23,793	-1,232,865
Other Trading Costs	-680,035	-5,017,238
Change in Accrued Commission	2,228	-133,681
Net Trading Income (Loss)	13,734,613	-39,852,114

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$225,762	$2,752,159
Interest, Other	219,826	2,907,155
U.S. Government Securities Gain (Loss)	-55,121	-464,793
Total Income (Loss)	14,125,080	-34,657,593

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	280,038	3,390,099
Operating Expenses	174,724	1,355,325
Organization and Offering Expenses	196,601	2,043,138
Brokerage Expenses	4,434,196	34,688,014
Total Expenses	5,085,559	41,476,576

Net Income (Loss)	$9,039,521	$-76,134,169

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$817,389,579	$643,595,209
Additions	6,482,206	293,516,602
Net Income (Loss)	9,039,521	-76,134,169
Redemptions	-6,983,871	-35,050,207
Balance at AUGUST 31, 2009	$825,927,435	$825,927,435

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,438.635	53,320.94280	$76,709,382	1.1%	-8.4%
B	$1,238.603	584,886.22263	$724,441,995	1.1%	-8.8%
Legacy 1	$971.160	2,396.69643	$2,327,577	1.3%	-2.9%
Legacy 2	$970.167	2,278.40499	$2,210,433	1.3%	-3.0%
GAM 1	$983.087	2,785.04549	$2,737,941	1.1%	-1.7%
GAM 2	$981.722	2,437.66326	$2,393,109	1.1%	-1.8%
GAM 3	$972.904	15,527.73639	$15,107,000	0.9%	-2.7%
Grant Park’s Legacy and GAM portfolios began trading on April 1, 2009.

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership